August 31, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Kari Jin

Re:	Metrologic Instruments, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2006
Filed May 10, 2006
Form 8-K Filed July 27, 2006 and July 31, 2006
File No. 0-24712

Dear Ms. Jin:

This letter responds to the Staff’s comment letter dated August 9, 2006 addressed to the Company.

For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment:

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2, Accounting Policies

Revenue Recognition

1.                                       You disclose that the Company does not have vendor specific objective evidence (VSOE) of fair value for the post-contract customer (“PCS”) to bifurcate the PCS from the license fee element.  Further you disclose that “…we believe that we meet each of the four criteria which allow us to recognize the revenue together with the license fee at the onset of the license period, assuming delivery of the software has taken place.”  Clarify/provide the following as it relates to these disclosures.

•                                          does the Company recognize both the license fee and PCS fee upon delivery of the software;

•                                          tell us the general terms and types of license arrangements (i.e. perpetual or term);

•                                          tell us general terms, services/products delivered under PCS arrangements;

•                                          tell us the standard period for PCS arrangements;

•                                          tell us the normal payment terms for software license arrangements;

•                                          explain your basis for the timing for recognizing revenue relating to software and PCS elements and any other elements in multiple element arrangements and refer us to the specific accounting guidance that supports your accounting;

•                                          tell us the amount of revenue recognized for license and PCS arrangements for each period presented; and

•                                          if the Company is recognizing revenue immediately for any element in multiple element arrangements when VSOE does not exist for PCS explain why this is appropriate.

We may have additional comments based on your response.

RESPONSE:

The questions above pertain to license revenues at the Company’s wholly-owned subsidiary OmniPlanar, Inc., which was acquired in September 2004. License revenues recognized in 2004 and 2005 were approximately $100,000 and $350,000, respectively representing less than 0.2% of the Company’s consolidated revenues for each year. No license revenue was recognized in 2003.  Our responses to your specific questions are as follows:

•                  We do recognize the license fee and the PCS fee upon delivery of the software.  The license contracts, which contain the general PCS clauses, do not separately bifurcate the license fee from the PCS fee, nor are they separately priced or negotiated as part of the license agreement. Further, the PCS included with the initial licensing fee is for one year or less and the unspecified upgrades/enhancements offered during the PCS arrangements have historically been (and are anticipated in the future to be) minimal and insignificant. In addition, the estimated cost of providing PCS during the arrangement is insignificant.

•                  Our license arrangements are non-cancelable term license agreements ranging in most cases, between 6 to 12 months in duration, with contractual options to renew for periods similar in duration to the initial license period.

•                  Items that are covered under the PCS arrangements within the license contract generally include bug fixes, technical information, current maintenance documentation, copies of new releases, updates, or revisions of the software on a when and if available basis during the license period, and limited training in the use of the software.  However, the unspecified upgrades/enhancements have historically been minimal. Training in most cases is not conducted as the software is accompanied by a manual which includes all the necessary documentation for use of the software as this is considered an “off the shelf” package.  The Company does not employ a dedicated support staff. In certain circumstances the Company has received phone calls from customers with some specific questions; however the Company has not performed any formal training classes which would require additional time and resources of the Company.  None of these activities would be considered necessary to the functionality/use of the software.

•                  PCS terms in all cases are for the same period of time as the license contracts, which, as previously mentioned, is in most cases between 6 and 12 months.  To date, we have not, sold PCS separately nor do we offer extended PCS support beyond the license period.

•                  We require prepayment for the licensing arrangement in most cases. There have been no instances in which the payment terms extended beyond 45 days from the beginning of the license term.

•                  In terms of our revenue recognition policy for these license arrangements, we have considered both Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”) and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.  Specifically, paragraph 8 of SOP

97-2 states revenue for an arrangement that does not require significant production, modification, or customization of software should be recognized when all the criteria below are met:

1.               Persuasive evidence of an arrangement exists

2.               Delivery has occurred

3.               The vendor’s fee is fixed or determinable

4.               Collectibility is probable

The Company evaluates these criteria in order to determine whether all of these criteria are met at the onset of the licensing arrangements.

Furthermore since our license arrangements contain multiple elements (i.e. — software products, PCS, upgrades/enhancements on a when and if available basis) we have also considered paragraphs 10-12 and 58-59 of SOP 97-2.  More specifically, since vendor specific objective evidence of fair value does not exist for the PCS we have evaluated the four criteria within paragraph 59 of SOP 97-2 and believe we meet all of these criteria which allow us to recognize the PCS revenue along with licensing fee upon delivery of the software.

Software Development Costs

2.                                       We note your accounting policy disclosure for software development costs and other disclosures within your filing (business section) which indicate the Company participate in government and customer funded research programs.  Tell us the nature and terms of these research programs, including the amounts you have received from third parties to fund research and development for each year presented.  Explain your accounting for these programs and the authoritative literature that supports your accounting.  Further tell us how you considered disclosing these programs and related accounting in your financial statements.

RESPONSE:

Such programs occur in the normal course of business at the Company’s Adaptive Optics Associates (“AOA”) subsidiary. AOA’s customers, including government or other proprietary customers, may contract AOA to perform feasibility studies, conduct design reviews, or develop product prototypes. The output of such programs is delivered to and is the property of the customer. These programs are not related to the policy disclosure for software development costs. The Company records revenue from these contracts in accordance with the disclosures in the revenue recognition accounting policy as follows:

•                  When persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

•                  Revenue is recognized on a percentage of completion basis for long-term contracts and upon delivery for short-term contracts in accordance with the provisions of Statement of Position 81-1, Accounting for Performance Construction-Type and Certain Production-Type Contracts. Cost and profit estimates are continually re-evaluated and revised, when necessary, throughout the life of the contract.

Inventory

3.                                       We note your accounting policy disclosure for inventory.  Tell us whether you recorded inventory write-downs, and if so the amounts for each period presented.  Further tell us how you considered disclosing this information pursuant to paragraph 14, Chapter 4 of ARB 43.

RESPONSE:

As described in our Critical Accounting Policies section of our 2005 Form 10-K, we write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value, less disposal costs and reasonable profit margin, based upon assumptions about future demand and market conditions.  In addition, we analyze the historical write-off amounts of our inventory and determine what impact, if any, that should have on our estimate of obsolete and unmarketable inventory. During the three years ended December 31, 2003, 2004 and 2005, we recorded inventory write-downs totaling approximately $353,000, $932,000, and 659,000, respectively.  We have considered the disclosures within Chapter 4 of ARB 43, however the inventory write-downs were considered by us to be immaterial for the periods presented (less than 4% of gross inventories) and did not impact the trend of earnings for any period presented (0.4%, 1.0%, and 0.6% of cost of goods sold in 2003, 2004, and 2005, respectively). As a result, we did not believe this additional disclosure was warranted.  We will continue to evaluate all inventory write-downs on an ongoing basis and to the extent that the write-downs are material we will provide disclosure in future filings as we did in Fiscal 2001 when the Company recorded a material inventory write-down.

Form 10-Q for the Quarter Ended March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Information

4.                                       We note your presentation of a non-GAAP operating statement to exclude the effect of SFAS 123R.  We believe the non-GAAP operating statement columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  Explain to us in reasonable detail why its retention is justified in light of these concerns.  Further tell us how you have considered each of the questions under paragraph G of SAB Topic 14 as it relates to you [sic] discussion and disclosure of the impact of SFAS 123R and why it is appropriate to disclose this non-GAAP financial information.

RESPONSE:

In addition to including results of operations under accounting principles generally accepted in the United States, we have disclosed in our public filings results of operations data excluding the effects of stock-based compensation as the impact of adoption of SFAS No. 123(R) on January 1, 2006 had a material impact on our results of operations. The columnar format was presented for all operating statement captions, as opposed to individual line items, for ease and simplicity of presentation since the impact of the adoption of SFAS No. 123(R) affected multiple operating statement captions within our operating statement.  We provide this Non-GAAP information along with the reconciling items to the GAAP information so as not to place any more prominence on this Non-GAAP financial information. We believe the presentation of the Non-GAAP financial information enables the reader of our financial statements to make a more meaningful comparison of our operating results with the prior year comparable period(s).  In preparing our disclosures and related reconciliation of Non-GAAP results to our GAAP results, we considered paragraph G of SAB Topic 14, and Question # 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued by the U.S. Securities and Exchange Commission in June 2003.  Specifically, we believe the information included below addresses all of the relevant items included within both Paragraph G of SAB Topic 14 and Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”

•                  For internal management analysis, we compare current results of operations to periods prior to the adoption of SFAS No. 123(R) on a “with” and “without” basis to determine the trend of operating expenses.  This Non-GAAP financial data is included with the sole intention of providing investors a more complete understanding of our results of operations and trends as compared with prior period results.

•                  We also provide this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company.

•                  Finally, it should be noted that while we currently believe that the Non-GAAP disclosures are meaningful to investors for the reasons discussed above, these disclosures will only be pertinent for the remainder of Fiscal 2006 since, after such time, the results of operations and financial condition will be presented on a comparable basis.  As such, it is not our intention to include this Non-GAAP disclosure in any SEC filing after our Form 10-K for calendar year 2006 is issued.

Form 8-K Filed on July 27, 2006 and July 31, 2006

5.                                       We believe the non- GAAP operating statement columnar format appearing in From [sic] 8-Ks filed on July 27, 2006 and July 31, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

RESPONSE:

As discussed in Response # 4 above, the columnar format was presented for all operating statement captions, as opposed to individual line items, for ease and simplicity of presentation since the impact of the adoption of SFAS No. 123(R) affected multiple captions within our operating statement. The columnar format as presented contains column headings that indicate the Non-GAAP operating statements, the effects of SFAS 123(R) and the GAAP statements as reported to avoid conveying more prominence to the Non-GAAP measures.  The Non-GAAP financial data was presented in this format to provide investors with a more complete understanding of our results of operations by showing the impact of the adoption of SFAS 123(R) on individual operating statement captions and to allow investors to compare amounts by caption to those of the prior year which did not include any stock based compensation.

6.                                       We note your presentation of EBITDA, EBIT, EBITDA Margin and EBIT Margin in your Form 8-K filed on July 31, 2006.  Provide the reconciliation for these non-GAAP measures and explain whether they are performance or liquidity measures.  In addition explain to us how you have considered Questions 8 and 15, Frequently Asked Questions Regarding the Use of Non-GAAP Measures, in presenting these measures.  Further, supplementally provide us with your revised presentation and disclosures.

RESPONSE:

The reconciliation is as follows:

	For The Quarter Ended
	June 30, 2006
	2006		2005
	As Reported	before SFAS 123R

Net Income	$4,410	$5,112	$4,653

Add Back:

Other Expense			45
Taxes	2,481	2,876	2,617
Depreciation & Amortization	1,790	1,790	1,713

Less:
Interest Income, Net	377	377	112
Other Income	95	95

EBITDA	$8,209	$9,306	$8,916

(Earnings Before Interest Taxes, Depreciation & Amortization)

  As used in our presentation, EBIT equals operating profit, which is a GAAP financial measure.  EBIT, or operating profit is a performance measure, while EBITDA is both a performance and liquidity measure.  The Company has reviewed Questions 8 and 15 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and confirms that the Company does not use such measure to smooth earnings.  The Company will include reconciliation similar to that above in its future presentations.

Sincerely,

Kevin J. Bratton,
CFO

cc:	C. Harry Knowles (via facsimile)